* Explanation of Responses

      As was reported in a Form 8-K filed on March 29, 1999, Mathew and Markson, Ltd. (and its sister company, Morris & Miller, Ltd.) initially acquired the Shares of Common Stock of the Issuer which are the subject of this Report pursuant to an agreement (the "Stock Purchase Agreement) signed and executed on March 16, 1999, between Telco Billing, Inc.; Mathew and Markson, Ltd.; Morris Miller, Ltd.; and RIGL Corporation ("RIGL"), which was the former name of the Issuer. Mathew and Markson, Ltd. and Morris & Miller, Ltd. were the sole shareholders of Telco.

      Pursuant to the Stock Purchase Agreement, Mathew and Markson, Ltd. surrendered its shares of Telco, and, in exchange, it received 900,000 Shares of RIGL.

      In addition, and in connection with the acquisition of Telco, RIGL also agreed to pay Mathew & Markson, Ltd. $5,000,000 as a discounted accelerated royalty payment for a 20-year license of the URLYellow-Page.Net.